Exhibit 99.1
NEWS RELEASE

Retalix Launches the Retalix 10 Store Suite

New Store Solution Delivers Superior, Personalized Customer Experience Across Multiple
 Touch Points, Enables Quick Time to Market, and Reduces Retailer's TCO

NEW YORK—Jan. 10, 2011—Retalix® (NasdaqGS: RTLX), today announced the launch of the Retalix 10 Store Suite targeted at retailers with high-volume, highly complex environments.

“Retalix 10 takes the concept of store software solutions and architecture to a new level by efficiently and seamlessly combining major customer-centric retail functions—customer touch points, store management, targeted promotions and loyalty—into a unified solution based on one software 'engine',” said Shuky Sheffer, CEO of Retalix.

“I am very excited about the Retalix 10 launch, and am positive that this innovative suite will enable retailers to elevate their businesses in today’s highly competitive and fast-changing markets,” Sheffer added.

Several leading retailers have already shown avid interest in Retalix 10, including Tesco Plc., the third-largest grocery retailer worldwide and a Retalix business partner since 1995. Tesco is already in the process of upgrading its store solutions worldwide to the new Retalix 10 Store Suite, for rollout in 2011.

Printemps, a leading French department store chain with 17 stores, as well as Shufersal, the leading Israeli supermarket chain with 260 stores, have both already successfully rolled out earlier versions of Retalix 10 across their enterprises.

“Retalix 10’s unique, innovative architecture features a single software "engine" which encapsulates all business logic and services of the Retalix 10 applications; it drives all store functions and thus offers an unmatched level of business and operational flexibility, fast time-to-market and reduced costs,” Sheffer said.

 The suite has been designed to unify the management and deployment of in-store systems, online storefronts and mobile commerce opportunities, and to provide a seamless customer experience across multiple touch points and channels, including point-of-sale (POS), self-checkout, self-scanning, customer kiosks, customer scale terminals, online storefronts and a variety of applications for mobile devices like smartphones and tablet computers (patent pending). The suite also delivers personalized, targeted promotions and loyalty programs through seamless integration with Retalix's Customer Management and Marketing Suite, and includes a set of store and inventory management applications.

Retalix 10 also features agile development methodologies and easy extensibility, as well as advanced capabilities of flexible deployment alternatives—thin, thick and hybrid; This innovative architecture drives significant benefits of reducing total cost of ownership (TCO) and facilitating quick delivery of new functionality to the business.

The suite is compatible with all standard retail hardware platforms, as well as with a variety of legacy and third-party systems—providing retailers with flexibility and protection of their IT investments. It can also incorporate sales of add-on e-services such as air-time, lottery and more.

Retalix 10 utilizes advanced Microsoft technologies to ensure scalability and resilience, and support the innovative architecture design.

The Retalix 10 Store Suite is being presented at Retalix’s booth #2119 at the National Retail Federation’s (NRF) 100th Annual Convention and Expo, Jan. 9-12, 2011 in New York.

About Retalix

Retalix® (NASDAQ-GS: RTLX) is a leading provider of software solutions to retailers and distributors worldwide.  The Company’s product and services help its customers automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Specializing in the food industry, Retalix serves customers in more than 50 countries. For more information, visit www.retalix.com.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws.  For example, the statements regarding the future rollout of deployment of Retalix solutions and the performance goals that Tesco, Shufersal and Printemps are trying to achieve by deploying such solutions all include forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements.  Such factors include risks relating to Retalix’s anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix’s new platforms, the perception by leading retailers of Retalix’s reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control.  This list is intended to identify only certain of the principal factors that could cause actual results to differ.  Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix’s Annual Report on Form 20-F for the year ended December 31, 2009, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

For media information
Brad Prizer
Retalix Ltd.
+1-877-573-7193
brad.prizer@retalix.com